ANTHONY MICHAEL PANEK

Attorney

Direct Dial: 801.323.2214

Mobile: 801.608.6017

apanek@fabianvancott.com

December 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Torque Lifestyle Brands, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed December 4, 2020
File No. 024-11350

Ladies and Gentlemen:

Thank you for your comments of December 11, 2020 regarding the Offering Statement of Torque Lifestyle Brands, Inc. (“we”, “us”, “our”). We appreciate the opportunity to respond to your comments.

Amendment No. 2 to Offering Statement of Form 1-A filed December 4, 2020

Consolidated Interim Financial Statements, page F-5

1.	Please refer to our prior comment 4. We noted that your Statement of Cash Flows does not appropriately foot and your Statement of Stockholders' Equity does not agree with your Balance Sheet. Please revise accordingly.

We have revised the respective financial statements accordingly.

Thank you for the opportunity to respond to your questions to our Offering Statement. If you have additional questions or comments, please contact me at apanek@fabianvancott.com

Sincerely,

/s/ Anthony Michael Panek

Anthony Michael Panek

Fabian VanCott

cc: David Lovatt

Chief Executive Officer

Torque Lifestyle Brands, Inc.

1732 1st Avenue #25955

New York, New York 10128

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